UTA ACQUISITION CORP.

135 Fifth Avenue, 7th Floor

New York, NY 10010

July 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Brian McAllister

          Raj Rajan

Re:	UTA Acquisition Corp. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2022

Filed March 31, 2023

File No. 001-41114

Mr. McAllister and Mr. Rajan:

The Company is in receipt of the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated July 13, 2023 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on March 31, 2023.

Below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the headings and numbered comments in this letter correspond to those contained in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2022

General, page 1

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company acknowledges the Staff’s comment and advises that its sponsor, UTA Acquisition Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), is controlled by a board of managers comprised of Messrs. Reginald Fils-Aimé, Jamie Sharp and Clinton Foy. Messers. Fils-Aimé and Foy are U.S. persons, while Mr. Sharp is a non-U.S. person and citizen of the United Kingdom. The Sponsor is owned by five members comprised of (1) United Talent Agent, L LC, a Delaware limited liability company (“UTA”), (2) UTA Corporation Holdings, LLC, a Delaware limited liability company owned and controlled by UTA, (3) Jamie Sharp, a non-U.S. person and citizen of the United Kingdom, (4) Brentwood Growth Partners LLC, a Washington limited liability company solely owned and controlled by Reginald Fils-Aimé and (5) Connaught International Limited, a private company limited by shares registered in England and Wales, which is a financial advisory and merchant banking firm. Subject to the other parties involved in a potential initial business combination, the Company does not believe that any of the aforementioned facts or relationships regarding the Sponsor would, by themselves, subject a potential initial business combination to regulatory review, including review by CFIUS, nor does the Company believe that if such a review were conceivable that, based solely on such facts or relationships,

UTA Acquisition Corp.

July 26, 2023

such a potential initial business combination ultimately would be prohibited. However, in the event a potential initial business combination were to become subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as CFIUS, the Company plans to include the following risk factor in appropriate future filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended:

We may not be able to complete an initial Business Combination with a U.S. target company if such initial Business Combination is subject to U.S. foreign investment regulations or review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”).

Our Sponsor has substantial ties with a non-U.S. Person that is a citizen of the United Kingdom. Acquisitions and investments by non-U.S. Persons in certain U.S. businesses may be subject to rules or regulations that limit foreign ownership. In addition, CFIUS is an interagency committee authorized to review certain transactions involving investments by foreign persons in U.S. businesses that have a nexus to, amongst other things, critical technologies, critical infrastructure and/or sensitive personal data in order to determine the effect of such transactions on the national security of the United States. Any proposed Business Combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to foreign ownership restrictions, CFIUS review and/or mandatory filings if non-U.S. persons (including but not limited to those with substantial ties with our Sponsor) obtain a material ownership interest or certain rights in the U.S. business. If our potential initial Business Combination with a U.S. business falls within the scope of foreign ownership restrictions, we may be unable to consummate an initial Business Combination with such business. In addition, if our potential Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial Business Combination. CFIUS may decide to block or delay our initial Business Combination, impose conditions to mitigate national security concerns with respect to such initial Business Combination or order us to divest all or a portion of any U.S. business of the combined company if we proceed without first obtaining CFIUS clearance. These potential limitations and risks may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial Business Combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial Business Combination may be limited and we may be adversely affected in competing with other special purpose acquisition companies which do not have similar foreign ownership issues. Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive their pro rata share of amounts held in the trust account, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

If CFIUS elects to review a Business Combination, the time necessary to complete such review of the Business Combination or a decision by CFIUS to prohibit the Business Combination could prevent us from completing a Business Combination within the Combination Period.

If we are not able to consummate a Business Combination within the Combination Period, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares in issue, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Board, liquidate and dissolve, subject in each case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and to requirements of other applicable law. There will be no redemption rights or liquidating distributions from the Trust Account with respect to our warrants, which will expire worthless in the event of our winding up.

UTA Acquisition Corp.

July 26, 2023

Financial Statements

Note 7 – Shareholders’ Equity, page 80

2.

We note that you account for the public and private warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: The Company’s analysis to support its proposed accounting treatment for the public warrants and the private placement warrants as equity is set forth below.

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to apply a two-step approach—it requires the evaluation of an instrument’s or embedded component’s contingent exercise provisions and then the instrument’s or embedded component’s settlement provisions.

Step one — exercise contingencies:

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. For example, holders may have a contingent exercise right or may have their right to exercise accelerated, extended, or eliminated upon satisfaction of a contingency.

If an exercise contingency is based on the occurrence of an event, such as an IPO, the contingency does not affect the conclusion that the freestanding instrument or embedded component is indexed to a reporting entity’s own stock.

Step two — settlement provisions:

In the second step of the framework, management evaluated the warrants’ settlement provisions, noting the following provisions in the warrant agreement which provide for adjustments to the settlement amounts of the public warrants. The analysis of these terms is interpreted with reference to both Step 1 and Step 2 of the indexation guidance, as well as the requirements for equity classification under ASC 815-40.

The Company’s private placement warrants have terms and provisions that are identical to the public warrants, except that (i) the Private Placement Warrants may be exercised for cash or on a “cashless basis,” pursuant to subsection 3.3.1(c) hereof, (ii) the Private Placement Warrants (and Ordinary Shares issuable upon exercise of the Private Placement Warrants) may be subject to certain transfer restrictions contained in the letter agreement by and among the Company, the Sponsor and any other parties thereto, as amended from time to time, including that any permitted transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions contained in such letter agreement, and (iii) the Private Placement Warrants shall not be redeemable by the Company pursuant to Section 6.1 hereof. The Private Placement Warrants shall not become Public Warrants as a result of any transfer of the Private Placement Warrants, regardless of the transferee

UTA Acquisition Corp.

July 26, 2023

Therefore, the analysis for the public warrants is equally applicable to the private placement warrants.

Provision	Analysis of Warrant

Sub-Divisions (4.1.1)

These provisions are anti-dilution provisions which, consistent with the guidance in ASC 815-40-15-7G and the example in 55-42 and 55-43, are each based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events have on settlement. Standard pricing models (e.g., Black Scholes Option pricing) contain certain implicit assumptions such as (i) dilutive events will not occur and (ii) stock price changes will be continual. ASC 815-40-15-7G permits adjustments to the settlement terms that neutralize the effects of events that invalidate the implicit assumptions. Sub-divisions and Extraordinary dividends (4.1.1 and 4.1.2), and Aggregation of shares (4.2) are all dilutive events that invalidate the implicit “continual stock price changes” and “no dilutive events” assumptions of an option pricing model. The adjustment to exercise price specified section 4.3 will neutralize the effect of event 4.1 and 4.2 by applying the same ratio of the change in exercisable share to the exercise price. Hence the holders maintain the same intrinsic value both before and after the dilutive events.

These provisions do not preclude the Warrants from being considered indexed to the entity’s own stock as the adjustments neutralize the effect of dilutive events that invalidate the implicit assumptions of a “fixed-for-fixed” option pricing.

This provision provides for an increase of the number of Ordinary Shares issuable on exercise of each Warrant in proportion to an increase in the number of issued and outstanding Ordinary Shares as a result of share dividends, share splits, or similar events

Extraordinary Dividends (4.1.2)
This provision provides for a decrease of the exercise price of the Warrants as a result of Extraordinary Dividends paid to all or substantially all of holders of the Ordinary Shares.
Aggregation of Shares (4.2)

This provision provides for a decrease of the number of Ordinary Shares issuable on exercise of each Warrant in proportion to a decrease in the number of issued and outstanding Ordinary Shares as a result of consolidation, combination, reverse share sub-division, reclassification of Ordinary Shares or other similar events.

Adjustments in Warrant Price (4.3)

Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Ordinary Shares so purchasable immediately thereafter.

Raising of the Capital in Connection with the Initial Business Combination (4.4)

This provision is a Down Round Feature as defined in ASC 815-40-20. In accordance with ASC 815-40-15-5D, down round features are excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying Step 2 of the indexation framework.

The provision does not preclude the Warrants from being considered indexed to the entity’s own stock.

This provision provides for an adjustment of the exercise price of the Warrants (and the redemption trigger price described in Section 6.1) if the Company issues additional Ordinary Shares or equity-linked securities at a price of less than $9.20 per share in order to finance more than 60% of the total equity proceeds for the funding of the Company’s initial Business Combination and the Market Value is below $9.20 per share.

UTA Acquisition Corp.

July 26, 2023

Replacement of Securities upon Reorganization, etc (4.5)

The tender offer provision is only applicable in the event of a reorganization or reclassification and does not preclude equity classification.

The provision does not preclude the Public and Private Placement Warrants from being considered ‘indexed to the Company’s own stock,’ and classified as equity.

This provision provides that in the event of an “Alternative Issuance,” holders of more than 50% of the outstanding shares of the equity securities accept a tender of exchange offer, all holders of the warrants (both public and private) would be entitled to receive cash for their warrants. And if less than 70% of the consideration receivable by the holders of the Ordinary Shares in the applicable event is payable in the form of shares in the successor entity; and if the Registered Holder properly exercises the Warrant within 30 days following the public disclosure of the consummation of such applicable event, the Warrant Price shall be reduced by an amount (in dollars) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (cash or weighted average price of the Ordinary Shares 10 trading days prior to the applicable event) (but in no event less than zero) minus (B) the Black-Scholes Warrant Value (for Public Warrants, the value of a Public Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets (assuming zero dividends) and (ii) for Private Placement Warrants, the value of a Private Placement Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for an uncapped American Call on Bloomberg).

Redemption of Warrants for Cash (6.1)

This provision provides the Company with an option to redeem the Public Warrants for $0.01 per Warrant at any time during the Exercise Period if the share price equals or exceeds $18.00 per share with 30 days’ notice to the holder.

The Company considers the $0.01 redemption price to be non-substantive because it is redeemable only when the stock price equals or exceeds $18.00. The Company believes a reasonable investor would exercise within the 30 days’ notice period as the intrinsic value of the warrants will be significantly more than $0.01 redemption prices during that period. Therefore, the redemption event will effectively accelerate the exercise of the warrants and is an exercise contingency under Step 1 of the indexation rule. The contingency is based on price for the Company’s stock equaling or exceeding $18, which is based on the market for the Company’s stock and therefore does not preclude equity classification.

Once the redemption option is exercised, there is no further adjustment to the settlement amount. Hence, Step 2 is met. The provision does not preclude the Warrants from being considered indexed to the entity’s own shares.

UTA Acquisition Corp.

July 26, 2023

Cashless Exercise in the Event of Redemption (3.3.1(b))

The cashless exercise option is only exercisable when the stock price equals or exceeds $18 and is at the option of the Company. The Company considers this as an exercise contingency based on the market for the Company stock and hence, it does not preclude equity classification.

This provision provides the Company with an option to force cashless exercise upon the occurrence of a redemption event, by surrendering the Public Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Public Warrants, multiplied by the difference between the Warrant Price and the weighted average price of the Ordinary Shares for ten trading day prior to the redemption date.

Cashless Exercise in the Event of Registration Statements Required by Section 7.4 (upon the closing of Business Combination) Not Being Effective at Time of Exercise	Holders of the Public Warrants shall have the right to exercise Public Warrants on a “cashless basis” if the Company fails to maintain an effective registration statement by the 60th business day following the closing of the Business Combination. The Company considers this as an exercise contingency based on the occurrence of a specific event and hence, it does not preclude equity classification.

This provision provides the holders to cashless exercise during the period beginning on the 60th day after the closing of the Business Combination and ending upon the effectiveness of such registration statement, and during any other period thereafter when the Company fails to maintain an effective registration statement to cover the shares issuable upon the exercise of the warrants.

Other Events (4.9) This provision allows the Company to adjust the terms of the Warrants for events not otherwise specified in section 4 that would have an adverse effect on the Warrants.

ASC 815-40-15-7H states that a provision that allow the issuer to unilaterally modify the terms of the instrument to benefit the counterparty would not preclude the instrument from equity classification.

Section 4.9 allows the Company to unilaterally adjust the terms of the Warrants to avoid an adverse impact on the Warrants. Hence, the Company believes an avoiding adverse impact on the Warrants will essentially benefit the warrant holders. Therefore, the Company concludes this provision will not preclude the Warrants from equity classification as stated in ASC 815-40-15-7H above.

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity. The initial balance sheet classification of contracts generally is based on the concept that:

a. Contracts that require net cash settlement are assets or liabilities.

b. Contracts that require settlement in shares are equity instruments.

Further, an entity shall observe both of the following:

a. If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement.

b. If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815- 40-25 assumes settlement in shares.

UTA Acquisition Corp.

July 26, 2023

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815- 40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the Company, or (2) a change in control in which the Company’s shareholders also receive cash.

The criteria in 815-40-25-10 are analyzed as follows:

Share-settlement Criteria	Provision	Application to the Warrants

a. Entity has sufficient authorized and unissued shares

Valid Issuance (3.3.3)

The provision stipulates that all ordinary shares issued upon the proper exercise of a Warrant shall be validly issued, fully paid and nonassessable.

Reservation of Ordinary Shares (7.3)

The provision provides that The Company shall at all times reserve and keep available a number of its authorized but unissued Ordinary Shares that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

Yes.

b. Contract contains an explicit share limit		Yes.

c. No required cash payment if entity fails to timely file	Registration of Ordinary Shares (7.4) This provision provides for “commercially reasonable efforts” to file a new registration statement.	Yes.

d. No cash-settled top-off or make-whole provisions		Yes. There are no provisions in the contract that provides for top-off, make-whole, or similar cash settlement.

Based on the above analysis, the warrants should be classified within shareholders’ equity because there are no circumstances under which the Company can be obligated to net cash settle the contract as stipulated in section 3.3.2 that “in no event will the Company be required to net cash settle the Warrant exercise.”

UTA Acquisition Corp.

July 26, 2023

Please address correspondence to Skadden, Arps, Slate, Meagher & Flom LLP, and do not hesitate to contact Gregg Noel at (650) 470-4540 or gregg.noel@skadden.com or Howard Ellin at (212) 735-2438 or howard.ellin@skadden.com with any questions or comments regarding this letter.

Sincerely,

UTA ACQUISITION CORP.

By:	/s/ Chris Jefferis
Name:	Chris Jefferis
Title:	Chief Financial Officer

cc:	Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP

Howard Ellin, Skadden, Arps, Slate, Meagher & Flom LLP